EXHIBIT 99.1

Just Energy Announces Appointment of Walter M. Higgins III to Board of Directors

TORONTO, Aug. 15, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy”), as previously announced, Mr. Walter M. Higgins III has been appointed to Just Energy’s Board of Directors, as an independent director.

Mr. Higgins is currently the Chairman of the Board of South Jersey Industries Inc. Prior to this position, Mr. Higgins served as the CEO of the Puerto Rico Electric Power Authority, President and CEO of Ascendant Group Limited in Bermuda, Chairman, President and CEO of Sierra Pacific Resources (now NV Energy) and Chairman, President and CEO of AGL Resources, the parent company of Atlanta Gas and Light.

Mr. Higgins graduated with distinction with a nuclear science degree from the U.S. Naval Academy, Annapolis, Maryland, in 1966, and completed postgraduate nuclear engineering and submarine training with the U.S. Navy.  He served as a commissioned naval officer in nuclear submarines.  He is a graduate of the Stanford University Graduate School of Business, Executive Program and the University of Idaho Public Utility Executive Course.

“I am very pleased with the appointment of Walter Higgins to our Board at this crucial time in the history of Just Energy,” said Rebecca MacDonald, Just Energy’s executive chair. “Walter’s significant experience across the energy sector combined with his deep operational expertise will be critical to Just Energy as we move forward with our strategic review and the execution of our strategy.”

About Just Energy Group Inc.

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com